August 27, 2024

Geoffrey Stuart Davis
Chief Financial Officer
Melco Resorts & Entertainment Limited
71 Robinson Road #04-03
Singapore 068895

       Re: Melco Resorts & Entertainment Limited
           Form 20-F for the Fiscal Year Ended December 31, 2023
           File No. 001-33178
Dear Geoffrey Stuart Davis:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2023
Introduction, page 1

1. In future filings, please revise your definition of "China" or "PRC" to remove the exclusion of Hong Kong and Macau from this definition. The definition may clarify that the only time that "China" or the "PRC" does not include Hong Kong or Macau is when you are referencing specific laws and regulations adopted by the PRC. If it does, please revise your disclosure to discuss any commensurate laws or regulations in Macau or Hong
       Kong, if applicable, and any risks and consequences to the company associated with those regulations. Please also disclose in the definition section that the same legal and operational risks associated with operations in China may also apply to operations in
       Macau or Hong Kong. Revise your risk factor disclosure accordingly. Please confirm your understanding and include your proposed disclosure in your response letter.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 August 27, 2024
Page 2

       Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact
Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction